SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: January 30, 2017

List of materials

Documents attached hereto:

i) Press release announcing Sale of certain M3 shares held by Sony Corporation

January 30, 2017
Sony Corporation

Sale of certain M3 shares held by Sony Corporation

Sony Corporation (“Sony”) today announced that it has decided to sell 17,302,700 shares of its 127,381,600 shares of M3, Inc. (“M3”) to Goldman Sachs Japan Co., Ltd.

1. Purpose of the sale
Sony decided to sell the shares to improve its operating results for the fiscal year ending March 31, 2017 and to strengthen its financial resources. Following the sale, Sony plans to continue to hold the remaining shares of M3 as its major shareholder.

2．Summary of M3
Trade name	M3, Inc.
Address of head office	Akasaka 1-11-44, Minato-ku, Tokyo, Japan
Name and title of representative	Itaru Tanimura, President and Representative Director
Business	Media-related services through the use of the Internet
Stated capital	1,574 million yen (as of December 31, 2016)

3. Summary of the buyer
Trade name	Goldman Sachs Japan Co., Ltd.
Address of head office	Roppongi Hills Mori Tower, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, Japan
Name and title of representative	Masanori Mochida, President and Representative Director
Business
Any business in which financial instruments firms are authorized to engage pursuant to the Financial Instruments and Exchange Law or other laws, and any other business in conjunction with or incidental to any of such businesses.

Stated capital	83,616 million yen (as of December 31, 2015)

4. Number of shares to be sold and number of shares to be held by Sony before/after the sale
Number of shares held by Sony before the sale	127,381,600 shares (Number of voting rights: 1,273,816) (Shareholding ratio: 39.34%)
Number of shares to be sold	17,302,700 shares (Number of voting rights: 173,027) (Shareholding ratio: 5.34%)
Number of shares to be held by Sony after the sale	110,078,900 shares (Number of voting rights: 1,100,789) (Shareholding ratio: 34.00%)

5. Schedule
Decision of the sale	January 30, 2017
Closing of the sale (Expected)	February 2 , 2017

6. Outlook
As a result of the sale, Sony expects to record a gain within operating income of approximately 37 billion yen during the fourth quarter of the fiscal year ending March 31, 2017.  Sony plans to disclose the net sale price of the shares on January 31, 2017.
Sony is currently reevaluating its forecast of the consolidated financial results for the current fiscal year ending March 31, 2017 to take into account the sale and other factors that might affect such forecast, and plans to announce the forecast on February 2, 2017, together with its consolidated financial results for the third quarter ended December 31, 2016.  Sony expects to continue to account for M3 as an equity method investment.

This press release is not an offer of securities for sale in the United States. The offer and sale of the shares have not been registered under the U.S. Securities Act, and the shares may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

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